UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive,
Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and 2004	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	9

Signatures	10

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement and Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Hato Rey, Puerto Rico
April 28, 2006

Stamp No. 2129778
affixed to
original of
this report.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments at fair value	$60,729,210	$42,915,687
Contributions receivable	33,866	—
Net assets available for benefits	$60,763,076	$42,915,687

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004
Additions to net assets:
Employer contributions	$6,610,400	$4,658,431
Employee contributions	5,596,118	4,025,712
Rollover contributions	738,315	903,439
Net realized/unrealized gains	5,295,204	2,052,502
Interest and dividend income	1,340,741	492,560
Transfer from AML plan (Note 1)	—	31,971,387
Total additions	19,580,778	44,104,031

Deductions from net assets:
Benefits paid	1,733,389	1,188,344
Total deductions	1,733,389	1,188,344

Net increase	17,847,389	42,915,687

Net assets available for benefits at beginning of year	42,915,687	—
Net assets available for benefits at end of year	$60,763,076	$42,915,687

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2005

1.                 Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002, as a defined contribution plan covering substantially all domestic employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). Effective as of 12:00 a.m. on January 1, 2004, all assets from the defined contribution plan sponsored by Amgen Puerto Rico, Inc. (also called The Retirement and Savings Plan of Amgen Manufacturing, Limited) was transferred to the Plan. Prior to January 1, 2004, there were no assets in the Plan. The Plan is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 4 — “Income Tax Status”) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 10% of their eligible pretax annual compensation (as defined in the Plan) up to a maximum contribution of $8,000. Participants may also contribute amounts (other than after-tax contributions) representing distributions from other defined benefit or defined contribution plans qualified in Puerto Rico, referred to as rollover contributions.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company makes a non-elective contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, equal to 3% of each eligible employee’s eligible compensation (Core Contribution).

Participants select the fund or funds in which their contributions, including Matching Contributions and Core Contributions (collectively Company Contributions), are to be invested, electing among various investment alternatives. Participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in the Amgen Inc. Common Stock Fund, no intrafund exchanges may be made into that fund and such participant may not contribute more than 50% of his or her contributions to the Amgen Inc. Common Stock Fund.

Prior to August 31, 2005, contributions from participants who had never made an investment election were defaulted into the Fidelity Retirement Money Market Portfolio. On August 31, 2005, the Company directed the account balances of those participants whose entire accounts consisted of such funds, as well as all future contributions without an investment election, into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. Immediately following this Company-directed election for these funds, participants may elect to alter their investments among the various investment alternatives.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Matching Contributions and related earnings at a rate of 25% per year for each of their first four years of service completed. Once a participant has completed 4 years of service, that participant will be 100% vested in all current and future Matching Contributions.

Core Contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must be credited with a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Once a participant has completed 5 years of service, that participant will be 100% vested in all current and future Core Contributions.

Company Contributions and earnings thereon become fully vested upon attainment of normal retirement age, disability, or death.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. Forfeited balances of terminated participants’ nonvested accounts can be used to reduce future Company Contributions.

Payments of Benefits

Upon termination of employment due to death, disability (as defined by the Plan), retirement, or severance from employment, a participant may elect to receive an amount equal to the value of his or her vested account balance in either a lump-sum payment in cash and/or full shares of Amgen Inc. common stock. The number of shares of Amgen Inc. common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification.

Subsequent to termination of employment, a participant may also elect to maintain his or her vested account balance in the Plan, provided his or her account balance is greater than $1,000 ($5,000 prior to March 28, 2005).

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to (a) 50% of their vested account balance, or (b) $50,000, less the highest aggregate outstanding loan balance during the 12 month period ending on the day before the new loan is made, net of any repayments made on such aggregate balance during such 12 month period. The loans bear interest at the average borrowing rates of certain major banks. As of December 31, 2005, outstanding participant loans bear interest at rates ranging from 5.48% to 12.66%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to twenty years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

Trustee

Banco Santander acts as the Plan’s trustee.

2.                 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3.                 Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005		2004
Amgen Inc. common stock	$23,983,455		$17,042,795
Fidelity Magellan Fund	5,202,172		5,765,524
Fidelity Spartan U.S. Equity Index	3,938,725		2,768,529
Fidelity OTC Portfolio	3,556,295		2,904,931
Fidelity Growth and Income Portfolio	2,831,394	*	2,332,825

*Less than 5% of Plan net assets.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2005	2004
Amgen Inc. common stock	$4,406,521	$738,350
Mutual funds	888,683	1,314,152
	$5,295,204	$2,052,502

On December 31, 2005, the Plan held 304,127 shares of Amgen Inc. common stock with a fair value of $23,983,455 (or $78.86 per share). Subsequent to December 31, 2005, the fair value of Amgen Inc. common stock has decreased. As of April 28, 2006, the fair value of Amgen Inc. common stock was $67.70 per share.

4.                 Income Tax Status

The Company received a determination letter from the Puerto Rico Treasury Department, dated October 21, 2003 and with an effective date of January 1, 2003, stating that the Plan is qualified, in form, under the PR Code and therefore, the related trust forming a part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, then the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the PR Code. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

5.                 Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants were charged a fee for certain services, such as the processing of participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

6.                 Other Matters

Ernst & Young LLP (EY), the independent registered public accounting firm which audited the Plan (and its predecessor plans) since 1992, has advised the Audit Committee of the Board of Directors of Amgen that for the plan year ended December 31, 2004, EY was not in compliance with the standards for auditor independence under applicable law because EY did not timely comply with the requirement that the lead partner for the Plan rotate off the account. EY had a partner independent of the engagement review the audit work for the fiscal year ended December 31, 2004 and concluded that no changes to the financial statements were necessary. After review, EY has concluded that it is independent within the meaning of the federal securities laws and the rules and regulations therewith. The Audit Committee has reviewed the matter and has concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY was capable of exercising objective and impartial judgment on all issues encompassed in the audit for the fiscal year ended December 31, 2004.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Amgen Inc.*	Common stock 304,127 shares	$23,983,455
Fidelity Magellan Fund*	Mutual fund 48,874 shares	5,202,172
Fidelity Spartan U.S. Equity Index*	Mutual fund 89,192 shares	3,938,725
Fidelity OTC Portfolio*	Mutual fund 94,107 shares	3,556,295
Fidelity Growth and Income Portfolio*	Mutual fund 82,308 shares	2,831,394
Fidelity Contrafund*	Mutual fund 40,239 shares	2,605,901
Fidelity Retirement Money Market Portfolio*	Money market portfolio	2,462,804
Fidelity Overseas Fund*	Mutual fund 49,292 shares	2,051,055
Fidelity Short-Term Bond*	Mutual fund 202,714 shares	1,796,048
Fidelity U.S. Bond Index Portfolio*	Mutual fund 147,249 shares	1,605,013
H & W Mid Cap Value I	Mutual fund 42,031 shares	1,185,279
Fidelity Asset Manager: Growth*	Mutual fund 75,918 shares	1,144,850
Neuberger Berman Genesis Trust	Mutual fund 20,209 shares	981,145
Fidelity Asset Manager*	Mutual fund 56,083 shares	900,132
Fidelity Asset Manager: Income*	Mutual fund 58,127 shares	745,764
Vanguard REIT Index Fund	Mutual fund 30,693 shares	607,731
Dreyfus Premier Emerging Markets Class A	Mutual fund 21,506 shares	464,952
Fidelity Small Cap Stock Fund*	Mutual fund 16,995 shares	311,002
Fidelity Equity Income*	Mutual fund 5,812 shares	306,767
Pimco High Yield Institutional	Mutual fund 29,996 shares	291,561
American Funds Growth Fund of America	Mutual fund 9,211 shares	284,166
MSI International Equity A	Mutual fund 9,993 shares	203,259
Fidelity Freedom 2040 Fund*	Mutual fund 22,177 shares	195,824
Fidelity Managed Income Portfolio*	Money market portfolio	126,812
Fidelity Freedom 2020 Fund*	Mutual fund 7,357 shares	108,227
Fidelity Freedom 2010 Fund*	Mutual fund 7,484 shares	105,155
Fidelity Freedom 2030 Fund*	Mutual fund 6,259 shares	94,015
Fidelity Freedom Income Fund*	Mutual fund 5,326 shares	60,558
Participant loans*	Interest rates from 5.48% to 12.66%	2,579,149
		$60,729,210

*                    Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
(Name of Plan)

Date:	June 28, 2006	By:	/s/ Richard D. Nanula
Richard D. Nanula
Chief Financial Officer
Amgen Manufacturing, Limited

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Index to Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1